Exhibit (d)(5)

EXECUTION VERSION

FORM OF

RETENTION AND AMENDMENT AGREEMENT

between

Gentium GmbH, General-Guisan-Strasse 6, 6303 Zug, Switzerland

(hereinafter	the “Company”)

and

_____________, _________________, ________________

(hereinafter	the “Employee”)

WHEREAS, the Employee is currently employed by the Company pursuant to an employment agreement concluded between the Employee and Gentium S.p.A on ________________, as amended by ___________ (the employment agreement as amended referred to as “Employment Agreement”);

WHEREAS, Gentium S.p.A. intends to enter into a Tender Offer Agreement (the “TO Agreement”) by and among Jazz Pharmaceuticals plc, a public limited company formed under the laws of Ireland (the “Parent”), Jazz Pharmaceuticals Italy S.r.l., a corporation and a wholly owned subsidiary of Parent (the “Purchaser”), and Gentium S.p.A. on or around December 19, 2013 (the “TO Agreement Date”). Following the TO Agreement Date the Purchaser shall commence a tender offer (the “Offer”) to acquire all of the outstanding shares of Gentium S.p.A’s common stock and Gentium S.p.A’s ADSs (together, the “Shares”). On the terms set forth in the TO Agreement, Purchaser shall accept for payment, and pay for, all Shares validly tendered and not withdrawn pursuant to the Offer, promptly after the applicable expiration date of the Offer (the “Closing Date”);

WHEREAS, the Employee, as a shareholder of the Company’s parent company, is interested in the consummation of the Offer and the continued employment by the Company for a period of time after the Closing Date;

NOW, therefore, in consideration of the mutual covenants and agreements set forth hereinafter, the parties agree as follows:

1.	Provided that the Employee is still employed by the Company, has worked to the satisfaction of the Company and provided further that neither party has given notice of termination months following the Closing Date (“Retention Period”), the Company shall pay to the Employee a gross amount of CHF as a retention bonus (the “Retention Bonus”). If the Company terminates the employment during the Retention Period with Cause or the Employee resigns, the Company shall not make any payment under this section 1. If the Company terminates the employment during the Retention Period without Cause (as defined within the Employment Agreement), the Company shall pay the Retention Bonus to Employee under this section 1.

2.	Section 11.6 of the Employment Agreement is amended as follows:

11.6	Where a Change In Control occurs (as defined below), and your employment is terminated by the Company without Cause (as defined below) or you resign for Good Reason (as defined below) within 24 months of the date of the Change In Control, you will be entitled to receive severance pay equal to (a) an amount equal to the aggregate of (i) 1.5 times your Base Salary in effect at such time of termination, (ii) 1.5 times the greater of the average of the Bonuses received in the last 3 years of employment or the targeted Bonus for the year in which you are terminated or resign and (iii) the prorated targeted Bonus for the year in which you are terminated or resign as accrued in the course of the year of termination or resignation; provided, however, that if you resign for Good Reason prior to completion of your Retention Period (as defined in the Retention and Amendment Agreement entered into by the parties hereto as of December 19, 2013), you hereby waive your rights to, and will not be entitled to, receive such severance pay.

For the avoidance of doubt, the Employee’s agreement to remain employed by the Company during the Retention Period shall not constitute a waiver of his entitlement to resign for Good Reason and receive a severance payment in accordance with section 11.6 of the Employment Agreement as amended by this Agreement, after completion of the Retention Period.

3.	During the term of the Employment Agreement and at any time thereafter the Employee shall keep strictly confidential and neither use for his own purposes or that of others nor make known to any third person any knowledge or data obtained by him during his employment with the Company and/or Gentium S.p.A., including but not limited to information related to the business of the Company and companies affiliated with the Company, information regarding inventions, research or development activities and plans, compounds and biological materials, products, specifications, manufacturing, production and testing processes, systems, methods and techniques, costs of production, sales, marketing and promotional information and plans, lists of names or classes of suppliers or customers, personnel, business plans and strategy, financial statements and information and the existence and content of any business discussions, negotiations or agreements between the Company and/or any company affiliated with the Company and any third party.

4.	All intellectual property rights shall exclusively vest in the Company, including but not limited to inventions, manufacturing, production, industrial and testing processes, systems, methods, procedures and techniques, improvements, trade secrets, software programs, software and systems documentation, works of authorship and other copyrightable works, and related know-how which result from work performed by Employee, alone or with others, whether or not patentable, copyrightable, or qualified for other protection as proprietary information ensuing from any work performed by the Employee during the term of his employment with the Company and /or any company affiliated with the Company and any concepts, in written or by any other means machine-readable form (hereinafter the “Intellectual Property Rights”),. The Employee may not, without the Company’s written consent, disclose, multiply, use, manufacture, bring on the market or sell, lease, deliver or otherwise trade, offer, or register the results of his work.

Insofar as Intellectual Property Rights are not vested in the Company by operation of law or based on the first sentence of this section 4, the Employee covenants that he will transfer and, insofar as possible, hereby transfers to the Company such Intellectual Property Rights. This also applies to Intellectual Property Rights that already exist at the time this Agreement is signed. If a transfer should not be possible under the applicable law, then the Employee shall grant to the Company a worldwide, perpetual, transferable, sub-licensable, royalty-free license to use and exploit such Intellectual Property Rights in any way the Company sees fit.

The Company is entitled to transfer the Intellectual Property Rights in full or in part to any third party. The Company and such third parties are not obliged to mention the Employee as the author if they publish any inventions, computer programs or other works. They are free to make any modifications, translations and/or other adaptations and/or can refrain from making any publications.

5.	The Employee’s receipt of the Retention Bonus is conditioned on the successful consummation of the Offer subject to the terms of the TO Agreement. For the avoidance of doubt, if the Offer is terminated or withdrawn pursuant to the terms of the TO Agreement, this Retention and Amendment Agreement and the amendment to the Employment Agreement contained herein shall be null and void and the Employee shall not be entitled to the Retention Bonus.

6.	Unless explicitly provided differently in this Agreement, the terms of the Employment Agreement shall remain in full force and effect.

7.	Modifications of and amendments to this Agreement, including this section 7, shall exclusively be made in writing.

8.	The present Agreement shall be governed by Swiss law, in particular art. 319 ss. of the Swiss Code of Obligations.

Place and date	Place and date

The Company Gentium GmbH	The Employee

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